FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: February, 2004

Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated January 26th, 2004, relating to: Lafarge 2003 annual results.

Page 1 of 30 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, February 26, 2004

2003 annual results

• Solid operational performance in a challenging environment
• Very strong net debt reduction: €3.2 billion (-30.9%)
• Present market trends and continued performance improvement allow us to anticipate a robust growth in our operating income on ordinary activities in 2004, before currency fluctuations

The Board of Directors of Lafarge, chaired by Bertrand Collomb, meeting on February 25, 2004, closed the accounts for the year ending December 31, 2003.

Group highlights:

Underlying sales: +4.6%
Operating income on ordinary activities:
-	Up +6.9% on a like-for-like basis excluding €99 million incremental pension costs
-	Up +1.7% on a like-for-like basis
-	Negative currency fluctuation impact: -8.6% (-€185 million)
-	Operating income on ordinary activities down -9.3%
Substantial improvement of the financial structure:
-	Net debt down: €3.2 billion to €7.1 billion in 2003 from €10.2 billion in 2002
-	Net debt reduction amounts to €1.2 billion, excluding the impact of currency fluctuations and of the rights issue
-	Cash flow from operations to net debt ratio improves to 25.5% in 2003 from 19.1% in 2002
Net income per share: +39.8%
Dividend maintained at €2.30 per share, subject to Annual General Meeting’s approval

Outlook:

Bernard Kasriel, Chief Executive Officer of Lafarge, said:

“In 2003, in a challenging environment, the Group has once again demonstrated its solid performance. We anticipate a gradual improvement in our markets in 2004, without predicting its precise timing and pace. In this context, our continuous performance improvement allows us to expect a robust growth in our operating income on ordinary activities in 2004, before currency fluctuation impact.”

Consolidated accounts as of December 31, 2003

€ Million	December 31, 2003	December 31, 2002	Variation

Sales	13,658	14,610	-6.5%

Operating income on ordinary activities	1,934	2,132	-9.3%

Net income Group share	728	456	+59.6%

Net income per share (in €)	4.92	3.52	+39.8%

Cash flow from operations	1,799	1,956	-8%

Net debt	7,061	10,216	-30.9%

Page 2 of 30 Total Pages

Group and Divisions in 2003:

On a like for like basis, Group sales increased by 4.6%. This organic growth confirms the Group’s potential. The operating income on ordinary activities has been negatively affected by a strong currency impact in 2003 (-€185m), by anticipated incremental pensions costs (-€99m) and by a negative scope effect (-€46m). Excluding these items, operating income on ordinary activities increased by 6.9%. The net income Group share was €728m versus €456m in 2002, a year affected by an exceptional provision of €300m.

The Cement Division recorded, in contrasting markets, a 4.6% increase in volumes and a 4% increase of its operating income on ordinary activities on a like-for-like basis. The operating margin was almost unchanged at 21.2% versus 21.4% in 2002. Excluding the unfavorable and exceptional impact of the two price wars in Germany and in the Philippines and of incremental pension costs, the operating margin would be 22%. The contribution from emerging countries continued to grow, reaching 42% of the Division’s operating income in 2003 versus 39% in 2002.

Some Blue Circle markets have faced difficult conditions in 2003. Additional synergies resulting from the acquisition of Blue Circle have been achieved as expected.

In the Aggregates and Concrete Division, the drop seen in Aggregates in several North American markets along with the exit cost of a paving activity in the US and the decline of the French market have impacted results. They were down 9.3% on a like-for-like basis, despite further performance improvement in Concrete operations. The operating margin was reduced to 6.3%, or 6.7% excluding the impact of incremental pension costs versus 7% in 2002.

The Roofing Division delivered a strong operating income on ordinary activities growth, with a 14.4% increase on a like-for-like basis driven by performance improvement. Margins were up 0.8 percentage point to 9.4% in 2003 versus 8.6% in 2002. Extensive restructuring of our operations since 1999, particularly in Germany, delivered satisfactory results despite a still difficult German market in 2003.

The Gypsum Division recorded strong growth, with like-for-like operating income on ordinary activities up 55.8% and an operating margin for the Division of 7% in 2003 versus 4.4% in 2002. All regions improved operating results despite a strong increase in gas prices. The United States in particular reported a good operational performance of its two large manufacturing facilities as well as an appreciable price increase.

The Other line was mainly impacted by an increase in pension costs not directly allocated to the Divisions.

Operating income on ordinary activities as of December 31, 2003

€ Million	December 31, 2003	December 31, 2002	Variation	Excluding foreign exchange and scope effects

Cement	1,466	1,606	-8.7%	+4%

Aggregates and Concrete	283	336	-15.8%	-9.3%

Roofing	142	132	+7.6%	+14.4%

Gypsum	84	51	+64.7%	+55.8%

Other	(41)	7	—	—

TOTAL	1,934	2,132	-9.3%	+1.7%

Lafarge is the world leader in building materials, and employs 75,000 people in 75 countries. The Group holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. More information is available on: www.lafarge.com

Page 3 of 30 Total Pages

An interview with Bernard Kasriel, Chief Executive Officer, will be available in video, audio and text from 7.30am CET on www.lafarge.com and www.cantos.com.

Lafarge’s next financial publication – 2004 first quarter sales – will be on 28 April, 2004 (before the Euronext stock market opens), and not on April 22nd, 2004 as previously announced.

For release worldwide with simultaneous release in the United States.

PRESS CONTACT:	INVESTOR RELATIONS :

Philippe Hardouin: 33-1 44-34-11-71 philippe.hardouin@lafarge.com	James Palmer:33-1 44-34-92-93 james.palmer@lafarge.com

Brunswick Stéphanie Tessier : 33-1 53-93-83-79 stessier@brunswickgroup.com	Danièle Daouphars:33-1 44-34-92-93 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts, including statements regarding our expected operating income, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document number D03-0375 as updated on June 5, 2003 and November 17, 2003 and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Practical information

There will be a French press conference at 09:00 am CET at the Pavillon Gabriel (5, avenue Gabriel-75 008 Paris).

There will be a French language analyst presentation at 11:00 am CET at the Pavillon Gabriel (5, avenue Gabriel 75008 Paris). The presentation document will be in English, the presentation will be in French and there will be a live translation into English. This presentation (including the slides) will also be available through a web cast facility on Lafarge website (www.lafarge.com) or at the following numbers:
- Dial in from France: +33 1 56 38 35 08
- Dial in from the UK: +44 (0)20 8515 2306
- Dial in from the US: +1 303 262 2140
- Toll free from the US: +800 257 7063

Playback will be available online through Lafarge website www.lafarge.com (during 6 months) or by phone (from February 26, 2004 2:00 pm CET to March 4, 2004 2:00 pm CET) at the following numbers:
- France playback number: +33 1 70 99 32 94 (pin code 132352 #)
- UK playback number: +44 (0) 20 8797 2499 (pin code 970821 #)
- US toll free number (from the US only): +800 405 2236 (pin code 569878 #)

There will be an English analyst presentation at 5:00pm GMT at the Lincoln Center (18 Lincoln's Inn Fields, London, WC2A 3ED). This presentation (including the slides) will also be available through a web cast facility on Lafarge website (www.lafarge.com) or at the following numbers:
- Dial in number from the UK: +44 (0)20 8400 6303
- Dial in number from the US: +1 303 262 2211
- Toll free (from the US only): +800 218 8862

Playback facility will be available online through Lafarge website www.lafarge.com (during 6 months) or by phone (from February 26, 2004 10:00 pm CET to March 4, 2004 10:00 pm CET) at the following numbers:
UK playback number: +44 20 8797 2499 (code 970850 #)
US playback Toll free (from the US only): +800 405 2236 (code 569900 #)

Page 4 of 30 Total Pages

Euronext: LG, NYSE: LR	Paris, February 26, 2004

2003 REVIEW OF OPERATIONS AND FINANCIAL RESULTS

GROUP RESULTS

Sales declined by 6.5% between 2002 and 2003, from 14,610 million euros to 13,658 million euros. Our sales from continuing operations at constant exchange rates grew by 4.6% after a significant recovery in North America in the second half and sustained levels of growth throughout the year in many emerging markets. Changes in the scope of consolidation at constant exchange rates had a net negative impact of 255 million euros, or -2.1%. Positive scope changes amounted to 156 million euros, while negative scope changes amounted to 411 million euros primarily reflecting the impact of divestments of certain cement operations in Spain in 2002 and Florida in 2003, as well as various Aggregates and Concrete activities in North America. Currency fluctuations had a significant negative impact of 9.0% reflecting in particular the appreciation of the euro against the U.S. dollar, the pound sterling, the Canadian dollar, the Malaysian ringgit, the Brazilian real, the Nigerian naira, the Venezuelan bolivar and several other currencies in countries in which the Group has operations.

Operating income on ordinary activities declined by 9.3% between 2002 and 2003, from 2,132 million euros to 1,934 million euros. The decline was primarily due to the significant appreciation of the euro against most other world currencies recorded in the year which had a negative impact of 185 million euros. Changes in the scope of consolidation accounted for a net decrease of 46 million euros and are essentially due to the divestments of cement operations in 2002 in Spain and in 2003 in Florida. At constant scope and exchange rates, operating income on ordinary activities from our ongoing operations recorded a limited increase of 1.7%. As a percentage of sales, operating income on ordinary activities represented 14.2% in 2003, compared to 14.6% in 2002. Excluding the effect of the 99 million euros increase in pension cost, operating income on ordinary activities, expressed as a percentage of sales, would have been 14.9% in 2003.

Page 5 of 30 Total Pages

By division, sales and operating results in 2003 were as follows:

CEMENT: 76% of total operating income on ordinary activities

€ million	Dec 31, 2003	Dec 31, 2002	% variance	Excluding foreign exchange, and scope effects	Excluding foreign exchange, scope effects and before inter divisional sales elimination

Sales	6,383	6,948	- 8.1%	+ 5.1%	+ 5.3%

Operating income on ordinary activities	1,466	1,606	- 8.7%	+ 4.0%

Sales by rose 5.3% excluding foreign exchange, scope effects, and before inter divisional sales elimination during 2003 (-3.4% in Quarter 1, +3.0% in Quarter 2, +7.7% in Quarter 3 and +11.4% in Quarter 4). After a rather stable first half, the second half of 2003 saw a good level of sales across the Division. The fourth quarter was very strong at 11.4%, versus a particularly poor last quarter in 2002, with the majority of countries recording growth in volumes and many seeing pricing improvements. All geographical regions ended the year recording growth in sales. Volumes sold by Lafarge in 2003 totaled 108 million tonnes. Western Europe remains the Group's largest cement market with 28% of volumes sold, followed by Asia with 21%.

Operating income on ordinary activities of the Cement division declined by 8.7% to 1,466 million euros in 2003 compared to 1,606 million euros in 2002. At constant scope of consolidation and exchange rates, operating income on ordinary activities rose by 4.0%. Currency fluctuations had a negative impact of 9.3% or 149 million euros. Changes in the scope of consolidation had a negative impact of 3.4% or 48 million euros. As a percentage of the division’s gross sales, operating income on ordinary activities represented 21.2% in 2003, compared to 21.4% in 2002.

Western Europe - Operating income on ordinary activities: €606 million
(€656 million in 2002)

Sales : Despite a mixed picture in Western Europe an overall increase in sales was recorded at constant scope and exchange rate. Greece showed a strong level of growth in the run up to the Olympic games coupled with a very buoyant residential housing market. Spain completed 2003 with solid growth in sales. After the severe price war impacting sales throughout the year, prices stabilized in Germany in the last quarter albeit at a low level. In France in a weak market the decline in volumes has been offset by a good level of pricing. In the United Kingdom, sales were down for the year with weaker volumes due to a slowdown in infrastructure spending and residential house building and with prices seeing some pressure from imports. In Western Europe, volumes sold totaled 31 million tonnes down 7% principally as a result of the divestment of operations in Southern Spain.

Operating income on ordinary activities in Western Europe declined by 7.6% to 606 million euros compared to 656 million euros in 2002. Currency fluctuations had a negative impact of 12 million euros. The effect of changes in the scope of consolidation resulting from the divestment of the cement operations in Andalusia in 2002 amounted to 30 million euros.

Page 6 of 30 Total Pages

Operating income on ordinary activities at constant scope of consolidation and exchange rates declined by 1% compared to 2002 primarily reflecting the impact of a highly competitive pricing environment in Germany and the weak market environment in the United Kingdom. In the United Kingdom operating income on ordinary activities was further impacted by a 7 million euros increase in pension costs. These adverse effects were partly compensated by the strong level of domestic sales in Greece in the run up to the Olympic Games, improved margins in France, and solid sales growth in Spain. Improved industrial performance throughout the region contributed positively.

North America - Operating income on ordinary activities: €247 million
(€330 million in 2002)

Sales : After a poor first half beset by unfavorable weather conditions, sales in North America recovered strongly in the second half due to the backlog in demand. Prices however remained under some pressure and declined for the year as a whole particularly in the Southeast, Northeast and Mississippi River districts. In Canada demand was strong for the year overall, with the Western provinces showing the most favorable trends. A solid increase in prices was achieved in Canada in the year.

Operating income on ordinary activities in North America declined by 25.2% to 247 million euros compared to 330 million euros in 2002. Currency fluctuations had a negative impact on operating income on ordinary activities of 40 million euros. The scope effect resulting from the divestment of our operations in Florida amounted to 7 million euros. At constant scope and exchange rates, operating income on ordinary activities in North America was down by 13%. Higher volumes and higher prices in Canada were offset by an increase in pension costs of 14 million euros and weaker U.S. prices, particularly in the Southeast, Northeast and Mississippi River regions. Manufacturing costs improved year-on-year due to a reduction in maintenance costs, as well as to the absence of the exceptional costs incurred in 2002 for the startup of the Sugar Creek, Missouri, and Roberta, Alabama plants and the strike at the Bath plant in Ontario.

Emerging countries - Operating income on ordinary activities: €613 million
(€620 million in 2002)

Sales : Good levels of sales growth at constant scope and exchange rate were recorded in all emerging countries. In Central Europe strong growth was recorded in Romania. In Asia, favorable market conditions allowed strong growth in domestic sales in South Korea and China, and strong sales were also achieved in Malaysia after the very poor previous year. Positive pricing trends in India helped to offset lower volumes. In the Philippines a significant improvement in prices was achieved in the fourth quarter confirming the end to the price war experienced over the last twelve months. In Morocco, Jordan and across much of Africa, strong sales were reported. In Latin America, strong growth in sales was reported in Chile and positive pricing trends were seen in Brazil and Venezuela. In emerging countries, volumes progressed by 7% to 59 million tonnes.

Operating income on ordinary activities in emerging markets declined by 1.1% to 613 million euros compared to 620 million euros in 2002, representing 42% of the Cement division's operating income on ordinary activities, compared to 39% in 2002. Currency fluctuations and changes in the scope of consolidation had a negative impact of respectively 97 and 11 million euros. Operating income on ordinary activities at constant scope and exchange rates grew by 20%.

Page 7 of 30 Total Pages

In Central and Eastern Europe operating income on ordinary activities grew by 4.7% to 90 million euros compared to 86 million euros in 2002. The negative impact of currency fluctuations and of changes in the scope of consolidation on the region's operating income on ordinary activities amounted respectively to 11 and 6 million euros. Operating income on ordinary activities at constant scope and exchange rates grew by 28%, with strong margin improvement in Romania and to a lesser extent in Russia, Serbia and Slovenia. In Poland,where we opened a new production line at the Kujawy plant in summer 2003, the adverse volume and price effects were entirely offset by reductions in manufacturing costs. In the Czech Republic operating income on ordinary activities was unfavorably affected by the decline in volumes and deterioration in prices which occurred both on the domestic market and in Germany, the main export market.

In the Mediterranean Basin, operating income on ordinary activities increased by 8.0% to 121 million euros compared to 112 million euros in 2002. The negative impact of currency fluctuations and of changes in the scope of consolidation on the region's operating income on ordinary activities amounted respectively to 14 and 4 million euros. Operating income on ordinary activities at constant scope and exchange rates grew by 29% with well oriented markets in Jordan and in Morocco. In Egypt and in Turkey operating income on ordinary activities was favorably affected by a progressive improvement in prices.

In Latin America, operating income on ordinary activities declined by 18.8% from 202 million euros in 2002 to 164 million euros in 2003. The negative impact of currency fluctuations and of changes in the scope of consolidation on the region's operating income on ordinary activities amounted respectively to 45 and 4 million euros. At constant scope and exchange rates, operating income on ordinary activities grew by 7% with improved margins in Brazil despite slower demand. In Venezuela, the local turmoil and bolivar devaluation resulted in operating income on ordinary activities being down by 42%. In Honduras, a weak local market and unfavorable foreign exchange impact resulted in operating income on ordinary activities declining by 35%. A decline was recorded in Chile as the result of the negative foreign exchange impact. In Mexico, operating income on ordinary activities remained stable compared to 2002.

In Africa and the Indian Ocean, operating income on ordinary activities increased by 12.5% from 120 million euros in 2002 to 135 million euros in 2003. The negative impact of currency fluctuations and changes in the scope of consolidation on the region's operating income on ordinary activities amounted respectively to 9 and 1 million euros. At constant scope of consolidation and exchange rates, operating income on ordinary activities grew by 23% with improvements particularly noticeable in Nigeria and South Africa. In Nigeria where the new Ewekoro plant started in the second part of the year we benefited from favorable pricing conditions, but our operations were penalized by a general strike and the poor performance of the Sagamu plant. In South Africa the strengthening of the rand and increased margins have resulted in operating income on ordinary activities being up by 39%. Operating income on ordinary activities in Kenya was down primarily as a result of the negative currency fluctuation. Cameroon increased its operating income on ordinary activities.

In Asia, operating income on ordinary activities increased by 3.0% from 100 million euros in 2002 to 103 million euros in 2003. The negative impact of currency fluctuations on the region's operating income on ordinary activities amounted to 18 million euros. The positive impact of changes in the scope of consolidation amounted to 4 million euros. At constant scope of consolidation and exchange rates, operating income on ordinary activities increased by 21% with strong growth in Malaysia, South Korea and Indonesia. Operating income on ordinary activities benefited from significant volume growth in Malaysia, from favorable market conditions in South Korea, improved margins in Indonesia and plant performance improvements with improved kiln reliability in Indonesia and the Philippines in particular.

Page 8 of 30 Total Pages

The small loss incurred in Indonesia in 2002 was reversed to record an operating profit. In India, improved industrial performance had a positive effect on margins, but operating income on ordinary activities was adversely affected by higher local taxes , while the impact of the fall in volumes was entirely compensated by improved pricing. Despite plant performance improvements, operating income on ordinary activities in the Philippines was weak due to deteriorated pricing. In China operating income on ordinary activities benefited from the favorable effect of changes in the scope of consolidation with the full year operation of the Dujiangyan plant and the acquisition in 2003 of the Chongqing plant.

AGGREGATES & CONCRETE: 15% of total operating income on ordinary activities

€ million	Dec 31, 2003	Dec 31, 2002	% variance	Excluding foreign exchange, and scope effects	Excluding foreign exchange, scope effects and before inter divisional sales elimination

Sales	4,465	4,768	- 6.3%	+ 3.8%	+ 3.8%

Operating income on ordinary activities	283	336	- 15.8%	- 9.3%

•	Aggregates – Operating income on ordinary activities : €191 million (€246 million in 2002)
•	Concrete – Operating income on ordinary activities : €92 million (€90 million in 2002)

Sales rose by 3.8% excluding foreign exchange, scope effects, and before inter divisional sales elimination for the full year 2003 (-0.6% in Quarter 1, +3.3% in Quarter 2, +6.5% in Quarter 3 and +4.1% in Quarter 4). Aggregates volumes at current scope rose by 3% to 214 million tonnes in 2003. Concrete volumes at current scope were down by 3% to 34 million cubic meters.

Operating income on ordinary activities of the Aggregates & Concrete division declined by 15.8 % between 2002 and 2003, from 336 million euros to 283 million euros. Currency fluctuations had a negative impact of 7% or 27 million euros. The net effect of changes in the scope of consolidation, primarily resulting from divestments in North America and from the withdrawal from Germany, amounted to 3 million euros. At constant scope of consolidation and exchange rates, operating income on ordinary activities declined by 9%. As a percentage of the division’s gross sales, operating income on ordinary activities represented 6.3% in 2003, compared to 7.0% in 2002. Operating income on ordinary activities for aggregates totaled 191 million euros down 22.4% from 246 million euros in 2002. Currency fluctuations had a negative impact of 8% being 23 million euros. Operating income on ordinary activities for Concrete totaled 92 million euros, up 2.2% from 90 million euros in 2002. Currency fluctuations had a negative impact of 4 million euros.

Western Europe :

Sales in Western Europe rose at constant scope and exchange rate, driven by the United Kingdom and Spain. In the United Kingdom, sales growth came from good pricing in aggregates and from the asphalt and paving activities, which benefited from major contracts in progress, although there was a modest slowdown in the fourth quarter. Concrete sales in the United Kingdom also showed a good level of growth throughout the year.

Page 9 of 30 Total Pages

Spain continues to have record sales. In France, the overall aggregates and concrete market declined in 2003 with the exception of the South East.

Operating income on ordinary activities dropped by 10.1% to 133 million euros with the decline occurring essentially in France where operating income on ordinary activities was impacted by the weaker market and an increase in production costs. In the United Kingdom operating income on ordinary activities was down as a result of the negative currency fluctuation, otherwise operating income on ordinary activities grew as operating margins improved in the concrete activities.

North America:

Sales : In North America, aggregates and concrete sales ended the year higher than 2002 at constant scope and exchange rate as a result of strong volumes in the fourth quarter, which offset the impact of poor weather conditions in the early part of the year and slower construction activity in the United States. Price increases in aggregates and concrete were achieved across Canada and in most markets in the United States.

Operating income on ordinary activities was down by 29.2% to 126 million euros. The impact on operating income on ordinary activities of the weakening of the dollar against the euro amounted to 24 million euros or 11%. The net effect of changes in the scope of consolidation on operating income on ordinary activities was 2 million euros. The increase in pension costs, which totaled 15 million euros, contributed to the decline in operating income on ordinary activities. The remainder of the decline in operating income on ordinary activities resulted in particular from weak business conditions during the first half of the year as well as the exit cost of our highway paving in New Mexico. All regions, with the exception of the Western United States, saw a significant improvement in the last quarter.

Elsewhere in the world :

Operating income on ordinary activities continued to improve to 24 million euros in 2003 versus to 10 million euros in 2002. In South Africa, operating income on ordinary activities continued to grow strongly due to the combined effect of improved performance and of the rand’s appreciation against the euro. In Turkey, the operating loss was reduced, with margins favorably affected by continued improvements in performance.

ROOFING: 7% of total operating income on ordinary activities

€ million	Dec 31, 2003	Dec 31, 2002	% variance	Excluding foreign exchange, and scope effects	Excluding foreign exchange, scope effects and before inter divisional sales elimination

Sales	1,510	1,538	- 1.8%	+ 3.0%	+ 3.0%

Operating income on ordinary activities	142	132	+ 7.6%	+14.4%

Page 10 of 30 Total Pages

Sales increased by 3.0% excluding foreign exchange, scope effects, and before inter divisional sales elimination for the full year 2003 (-3.2% in Quarter 1, -0.6% in Quarter 2, +5.5% in Quarter 3 and +9.1% in Quarter 4.)

Operating income on ordinary activities was up 7.6% to 142 million euros from 132 million euros in 2002 as a result of cost management efforts and extensive restructuring carried out across the operations, particularly in Germany. Currency fluctuations had a negative impact of 6 million euros. As a percentage of the division’s gross sales, operating income on ordinary activities represented 9.4% in 2003, compared to 8.6% in 2002.

Western Europe:

Sales in Western Europe were marginally down for the full year for concrete tiles, but rose for clay tiles. The fourth quarter saw strong sales in most countries for both concrete and clay tiles. Good levels of sales growth were recorded in the United Kingdom, Italy, the Czech Republic and Hungary for all products. France experienced a decline in sales of concrete tiles. In Germany concrete tile sales were down for the year, with the weak start at the beginning of the year being partially offset by favorable trends in the second half.

Sales of roofing components increased by 3.9% now representing 17% of the Division’s sales. Chimney sales rose by 6%.

Operating income on ordinary activities in Western Europe rose by 1.9% to 105 million euros. In Germany, following extensive restructuring, operating income on ordinary activities increased by 33.3% from 33 million euros to 44 million euros despite a persistent weak market. In other Western European countries operating income on ordinary activities declined from 70 million euros in 2002 to 61 million euros in 2003. In the United Kingdom operating income on ordinary activities benefited from a strong sales development. However this was more than offset by the impact of unfavorable market trends in France and in the Netherlands. In addition, higher pressure on prices in Austria and Benelux hampered improvements in margins.

North America and other countries:

Sales in the United States continued to grow at constant scope and exchange rate driven by a strong housing market. In Asia strong sales were recorded in Malaysia and a positive improvement was achieved in Japan.

Operating income on ordinary activities outside Western Europe, increased to 37 million euros in 2003 from 29 million euros in 2002. Major contributors were Central and Eastern Europe, in particular the Czech Republic, and North America.

GYPSUM: 4% of total operating income on ordinary activities

€ million	Dec 31, 2003	Dec 31, 2002	% variance	Excluding foreign exchange, and scope effects	Excluding foreign exchange, scope effects and before inter divisional sales elimination

Sales	1,194	1,146	+ 4.2%	+ 6.4%	+ 6.6%

Operating income on ordinary activities	84	51	+ 64.7%	+ 55.8%

Page 11 of 30 Total Pages

Sales rose by 6.6% excluding foreign exchange, scope effects, and before inter divisional sales elimination for the full year 2003 (+1.9% in Quarter 1, +1.6% in Quarter 2, +9.5% in Quarter 3 and +14.1% in Quarter 4.)

Operating income on ordinary activities grew by 64.7% from 51 million in 2002 to 84 million in 2003. This remarkable growth follows the significant improvement achieved in 2002, after the very difficult year in 2001. Currency fluctuations had no impact on our operating income on ordinary activity. The positive scope effect resulting from the acquisition of Gyproc in Germany amounted to 3 million euros. At constant scope, operating income on ordinary activities increased by 56%. This was primarily due to the reduction of losses in North America, helped by better pricing and a better operational performance from our factories. As a percentage of the division’s gross sales, operating income on ordinary activities represented 7.0 % in 2003, compared to 4.4% in 2002.

Western Europe:

Sales : In Western Europe, strong sales growth was recorded in the United Kingdom which had a very buoyant wallboard market throughout the year. Good growth was seen in France and an improvement in Germany despite a declining market.

Operating income on ordinary activities in Western Europe improved by 11.9% to 66 million euros up from 59 millions in 2002. At constant scope of consolidation and exchange rates, operating income on ordinary activities increased by 7%. Benefiting from better volumes and improved industrial performances, operating income on ordinary activities in France improved despite an increase in energy costs, while, in the United Kingdom, operating income on ordinary activities recorded a noticeable increase due to the buoyant market and better performance. In Germany, we benefited from the action plan launched in 2002 together with the acquisition of Gyproc. Operating losses were reduced despite difficult market conditions.

North America:

Sales : In the United States, the strong end of the year confirmed the recovery seen in the third quarter with good demand from residential construction. Prices reached 105 U.S. dollars per thousand square feet (1,000 square feet is roughly 93 square meters) in December, the highest level since 2000 although annual average prices were only up to 97 U.S. dollars per thousand square feet compared to 96 U.S. dollars in 2002.

Operating income on ordinary activities : A combination of manufacturing performance improvements, the idling of the Wilmington plant and price increases reduced the operating loss in 2003 to 14 million euros, compared to a loss of 28 million euros in 2002. With improved plant performance we were able to supply the increased demand for wallboard, despite having idled the Wilmington plant. Prices recovered, by the end of the year, to levels not seen since 2000, but this favorable effect was partly offset by higher natural gas prices and fuel costs. The two high speed plants at Silver Grove and Palatka performed well, allowing a significant decrease in operating costs.

Page 12 of 30 Total Pages

Other countries:

Operating income on ordinary activities rose to 32 million euros in 2003, compared to 20 million euros in 2002. Most of this improvement was attributable to Poland, which benefited from the combined effects of increased volumes following the Gyproc acquisition, the recovery of prices and lower selling and administrative expenses. After a few months of ramp-up and after the closure of the old Gacki plant, the new Gacki plant performed well. Our operating income on ordinary activities in the Asia Pacific region increased slightly with increased volumes and improved profitability in most countries offset by currency fluctuations.

Other (including Specialty products and holdings).

Operating income on ordinary activities of our other operations decreased by 48 million euros between 2002 and 2003, from a profit of 7 million euros to a loss of 41 million euros. In the United Kingdom our holdings were adversely affected by an increase in pension costs of 62 million euros.

OTHER INCOME STATEMENT ITEMS

Non-recurring items: €122 million (€-309 million in 2002)

Gains on disposals, net represented a net gain of 299 million euros in 2003, compared to 216 million euros in 2002. The most significant capital gains were earned on:

•	The sale of certain cement assets in North America which generated capital gains of 111 million euros;
•	The sale of our stake in Materis Participations which generated capital gains of 122 million euros;

Other income (expenses), net, represented a net loss of 177 million euros in 2003, compared to a net loss of 525 million euros in 2002. The most significant expense items were the costs relating to exceptional amortization of 35 million euros and to restructuring charges of 65 million euros split between Roofing at 29 million euros, Cement at 24 million euros, Aggregates and Concrete at 11 million euros and Gypsum at 1 million euros. In 2002, Other income (expenses), net, included a provision of 300 million euros recorded to cover the risks related to the European Commission decision against our Gypsum activities in Europe, and to the German competition authority (Bundeskartellamt) decision to fine our subsidiary Lafarge Zement for its Cement activities in Germany, both of which Lafarge has appealed against.

Net interest expenses: €568 million (€521 million in 2002)

Financial expenses, net, increased by 9.0% between 2002 and 2003, from 521 million euros to 568 million euros. Financial expenses, net, is comprised of financial expenses on net indebtedness and other financial income and expenses including in particular foreign exchange gains and losses. Financial expenses on net indebtedness decreased by 12% between 2002 and 2003, from 577 million euros to 505 million euros as the result of the significant decrease in our net indebtedness. The average interest rate on our debt was 5.8% on December 31, 2003 as compared to 5.2% on December 31, 2002.

Page 13 of 30 Total Pages

Other financial income and expenses were a net loss in 2003 of 63 million euros compared to a net gain of 56 million euros in 2002. In 2003 we were adversely affected by a 75 million euros foreign exchange loss, while in 2002 we benefited from a foreign exchange gain of 66 million euros.

Income tax: €425 million (€448 million in 2002)

Income tax decreased by 5.1% between 2002 and 2003, from 448 million euros to 425 million euros. The effective tax rate for 2003 of 28.6% decreased by 5.8 points compared to the effective tax rate for 2002 of 34.4%. This is mainly due to the exceptional provision of 300 million euros that was recorded in 2002 (in connection with the competition law issues discussed above) and which is not tax deductible.

Income from equity affiliates: €37 million (€33 million in 2002)

Share of net income in equity affiliates grew by 12.1% between 2002 and 2003, from 33 million euros to 37 million euros. The share of net income in equity affiliates in our Cement division amounted to 42 million euros, of which Molins accounted for 27 million euros. The share of net income in equity affiliates in our Roofing and Gypsum divisions amounted to 20 million euros. The share of the net loss of Carmeuse North America amounted to 33 million euros.

Amortization of goodwill: €135 million (€158 million in 2002).

Amortization of goodwill declined by 14.6% between 2002 and 2003, from 158 million euros to 135 million euros. This decrease primarily reflects the impact of currency fluctuations.

Minority interests: €237 million (€273 million in 2002).

Minority interests decreased by 13.2% between 2002 and 2003, from 273 million euros to 237 million euros, reflecting primarily the negative impact of currency fluctuations on our reported results.

Net income, Group share: €728 million (€456 million in 2002)

Net Income increased by 59.6% between 2002 and 2003, from 456 million euros to 728 million euros, reflecting primarily the impact of the 2002 exceptional provision of 300 million euros. Net income represented 5.3% of sales in 2003, compared to 3.1% in 2002

Earnings per share: €4.92 (€3.52 in 2002)

Earnings per share were up 39.8% at 4.92 euros compared to 3.52 euros in 2002. The average number of shares outstanding during the year was 147.9 million, as compared to 129.6 million in 2002.

Page 14 of 30 Total Pages

CASHFLOW STATEMENT

Net cash provided by operating activities increased by 298 million euros in 2003 to 2,089 million (€1,791 million in 2002).

The increase is mainly due to a decrease in working capital requirements between December 31, 2002 and December 31, 2003. In this area we have launched specific actions to optimize our resources.

Net cash used in investing activities amounted to €673 million (€774 million in 2002)

Capital expenditure and Investments totaled €1,184 million (€1,513 million in 2002) in line with the target of €1.2 billion set earlier in the year.

Sustaining capital expenditure was controlled strictly with the ongoing upgrading of existing industrial operations around the world, limited to €536 million (€704 million in 2002).

Capital expenditures for new capacity totaled €213 million (€380 million in 2002), of which the most significant were cement projects such as the new line at Ewekoro in Nigeria and our greenfield plant at Tetouan in Morocco. The construction of the new plant in Mexico is now well underway, but limited expenditure was incurred in 2003.

Acquisitions totaling €435 million (€429 million in 2002), of which the most significant were the Cement Division's acquisition of the EBRD's stake in Lafarge Polska for 84 million euros, of Molins' 2.64% stake in Cimpor for 72 million euros and of Chongqing in China for 60 million euros. The Gypsum division acquired Gyproc in Germany early in the year for 42 million euros.

Disposals of €603 million (€725 million in 2002) were made during 2003, thus being at the top end of the Group's commitment to realize divestments in 2003 in the range of 400 to 600 million euros. The most significant disposals included the Group's 33.36% stake in Materis for 190 million euros, cement operations in the United States for 142 million euros, Lafarge Halla's 25% stake in Tong Yang, South Korea for 49 million euros and various aggregates and concrete operations in North America for 36 million euros.

BALANCE SHEET STATEMENT

Total equity as at December 31, 2003 stood at €10,494 million (€9,270 million end of Dec 2002).

The increase from December 31, 2002, reflects in particular the impact of the rights issue made in July 2003. This rights issue raised 1,262 million euros net of issuance expenses and resulted in the creation of 31,831,528 new shares. The income generated in the year also contributed significantly to the increase in total equity which was partially offset by dividends paid and the translation losses due to the continuing of the strengthening of the euro during 2003.

Page 15 of 30 Total Pages

Net consolidated debt totaled 7,061 million euros down 3,155 million euros from 10,216 million euros at the end of December 31, 2002. Excluding the proceeds from the rights issue and the impact of currency fluctuations, the Group achieved a 1.2 billion euros reduction in net debt well in excess of its objective of 1 billion euros. The gearing ratio at year end was reduced from 110% in 2002 to 67% in 2003 and the ratio of cash flow from operations to net debt improved from 19.1% in 2002 to 25.5% in 2003.

OUTLOOK

Looking forward, we do not expect to see any major turn-around in our markets in 2004 compared to the average for 2003, except for the progressive return to normality of cement prices in Germany and in the Philippines. In Western Europe we believe that our major markets will remain broadly stable in 2004 compared to 2003, with the exception of Greece, where the demand can be expected to decrease following the completion of the projects for the Olympic Games. In North America we do not expect a boom year for construction in 2004 and in the United States in particular we believe construction activity should achieve only marginal growth as residential construction starts to cool down. In 2004, we expect to see growth in emerging markets and more specifically from Asia, Central Europe and Africa. In terms of pricing, we expect a recovery in the cement markets in Germany and in the Philippines and generally well oriented pricing conditions in our other markets.

With respect to our industrial performance, we believe we have improved our planning cycle and have the appropriate tools and organization to share our knowledge and experience better throughout our entire operation. We expect this to help us deliver continuous performance improvements and thus to mitigate the impact of the energy cost increases we expect to see in 2004 through reduced energy consumption and improvements in the fuel source mix.

As far as pension costs are concerned, we expect another increase in our expense of approximately 25 million euros in 2004.

We intend to pursue the strengthening of our financial structure in the future, through our capacity to generate strong cash flows and our ongoing focus on working capital management associated with a strict monitoring of sustaining capital expenditures and further selective divestments.

We also intend to pursue our development strategy through small and medium size growth projects with attractive returns, primarily in Cement worldwide and in Aggregates in Europe and North America.

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document number D03-0375 as updated on June 5, 2003 and November 17, 2003 and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 16 of 30 Total Pages

CONSOLIDATED STATEMENTS OF INCOME

(in million euros, except per share data)	Dec - 03	Dec - 02

SALES	13,658	14,610

Cost of goods sold	(9,088)	(9,734)
Selling and administrative expenses	(1,750)	(1,775)

GROSS OPERATING INCOME	2,820	3,101

Depreciation	(886)	(969)

OPERATING INCOME ON ORDINARY ACTIVITIES	1,934	2,132

Gains on disposals, net	299	216
Other income (expenses), net	(177)	(525)

OPERATING INCOME	2,056	1,823

Financial expenses, net	(568)	(521)

INCOME BEFORE INCOME TAX, SHARE OF NET INCOME OF EQUITY AFFILIATES AMORTIZATION OF GOODWILL AND MINORITY INTERESTS	1,488	1,302

Income tax	(425)	(448)

INCOME BEFORE SHARE OF NET INCOME OF EQUITY AFFILIATES AMORTIZATION OF GOODWILL AND MINORITY INTERESTS	1,063	854

Share of net income of equity affiliates	37	33
Amortization of goodwill	(135)	(158)
Minority interests	(237)	(273)

NET INCOME	728	456

EARNINGS PER SHARE ( EUROS)	4.92	3.52

DILUTED EARNINGS PER SHARE (EUROS)	4.77	3.49

Average number of outstanding shares (in thousands)	147,949	129,629

Page 17 of 30 Total Pages

CONSOLIDATED BALANCE SHEETS

(in million euros)	Dec - 03	Dec - 02

Goodwill, net	4,149	4,633
Intangible assets, net	2,823	2,835
Property, plant and equipment, net	10,402	11,667
Investments in equity affiliates	383	652
Other investments	481	462
Long term receivables	810	919

Long term assets	19,048	21,168

Inventories, net	1,422	1,591
Accounts receivable-trade, net	1,754	1,816
Other receivables	977	955
Cash and cash equivalents	1,634	1,109

Current assets	5,787	5,471

TOTAL ASSETS	24,835	26,639

Common stock	669	532
Additional paid-in capital	5,798	4,546
Retained earnings	4,053	3,548
Cumulative translation adjustments	(2,335)	(1,645)

SHAREHOLDERS' EQUITY	8,185	6,981

Minority interests	2,191	2,155
Other equity	118	134

TOTAL EQUITY	10,494	9,270

DEFERRED TAXES	870	979

PROVISIONS	1,857	1,922

LONG-TERM DEBT	7,370	10,271

Accounts payable, trade	1,234	1,205
Other payables	1,685	1,938
Current portion of long-term debt	985	524
Short-term bank borrowings	340	530

CURRENT LIABILITIES	4,244	4,197

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	24,835	26,639

Page 18 of 30 Total Pages

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in million euros)	Dec - 03	Dec - 02

NET CASH PROVIDED BY OPERATING ACTIVITIES

Net Income	728	456

Adjustments to reconcile net income to net cash provided by operating activities
Minority interests	237	273
Depreciation and amortization of goodwill	1,021	1,127
Share of net income of equity affiliates less dividend received	(11)	(17)
Gains on disposals, net (excluding those of equity affiliates)	(299)	(216)
Deferred income taxes and tax provisions	15	92
Others, net	108	241
Changes in operating working capital items	290	(165)

Net cash provided by operating activities	2,089	1,791

NET CASH USED IN INVESTING ACTIVITIES

Capital expenditures	(864)	(1,149)
Investment in consolidated companies (1)	(218)	(337)
Investment in non consolidated companies	(102)	(27)
Disposals (2)	603	725
Net (increase) decrease in long-term receivables	(92)	14

Net cash used in investing activities	(673)	(774)

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES

Proceeds from issuance of common stock	1,438	260
(Increase) decrease in treasury stock	0	(4)
Increase (decrease) in other equity	0	0

Dividends paid (including those paid to minority interests in subsidiaries)	(395)	(388)
Proceeds from long-term debt	173	642
Repayment of long-term debt	(2,042)	(751)
Increase (decrease) in short-term debt	(40)	(685)

Net cash (used in) provided by financing activities	(866)	(926)

(Decrease) Increase in cash and cash equivalents	550	91

Net effect of foreign currency translation on cash and cash equivalents	(105)	(183)
Reclassification of self-owned shares	80	0
Cash and cash equivalents at beginning of year	1,109	1,201

Cash and cash equivalents at end of year	1,634	1,109

(1) Net of cash and cash equivalents of companies acquired	25	0
(2) Net of cash and cash equivalents of companies disposed of	4	1

Page 19 of 30 Total Pages

Consolidated Figures

Sales
(Millions of euros)	2003FY	2002FY	03/02

By geographical zone of destination

Western Europe	5,776	6,005	-4%
Central and Eastern Europe	696	661	5%
Emerging Mediterranean	530	562	-6%
North America	3,840	4,405	-13%
Latin America & the Caribbean	613	720	-15%
Sub Saharan Africa/Indian Ocean	921	869	6%
Asia /Pacific	1,282	1,388	-8%

By business line

Cement	6,383	6,948	-8%
Aggregates & Concrete	4,465	4,768	-6%
Roofing	1,510	1,538	-2%
Gypsum	1,194	1,146	4%
Others	106	210	-50%

Total	13,658	14,610	-7%

Operating income on ordinary activities
(Millions of euros)	2003FY	2002FY	03/02

Western Europe	875	980	-11%
North America	363	479	-24%
Central and Eastern Europe	107	86	24%
Emerging Mediterranean	125	111	13%
Asia/Pacific	139	138	1%
Latin America & the Caribbean	171	205	-17%
Sub Saharan Africa/Indian Ocean/Others	154	133	16%

By business line

Cement	1,466	1,606	-9%
Aggregates & Concrete	283	336	-16%
Roofing	142	132	8%
Gypsum	84	51	65%
Others	-41	7

Total	1,934	2,132	-9%

Page 20 of 30 Total Pages

Cement

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)
(millions of tonnes)	2003FY	2002FY	03/02

Western Europe	30.6	32.8	-7%
Central and Eastern Europe	9.0	8.1	11%
Emerging Mediterranean	9.9	9.5	4%
North America	18.0	17.5	3%
Latin America & the Caribbean	6.2	6.5	-5%
Sub Saharan Africa/ Indian Ocean	11.2	10.2	10%
Asia/Pacific	23.1	21.1	9%

Total	108.0	105.7	2%

Sales after elimination of inter divisional sales by geographical zone of destination
(Millions of euros)	2003FY	2002FY	03/02

Western Europe	2,099	2,274	-8%
Central and Eastern Europe	409	401	2%
Emerging Mediterranean	441	455	-3%
North America	1,345	1,579	-15%
Latin America & the Caribbean	416	502	-17%
Sub Saharan Africa/Indian ocean	766	756	1%
Asia/Pacific	907	981	-8%

Total consolidated sales	6,383	6,948	-8%

Sales before elimination of inter divisional sales by origin
(Millions of euros)	2003FY	2002FY	03/02

Western Europe	2,351	2,492	-6%
Central and Eastern Europe	424	413	3%
Emerging Mediterranean	400	443	-10%
North America	1,514	1,770	-14%
Latin America & the Caribbean	469	553	-15%
Sub Saharan Africa/Indian ocean/others	894	869	3%
Asia/Pacific	893	980	-9%

Total before elimination of inter-divisional sales	6,945	7,520	-8%

Operating income on ordinary activities
(Millions of euros)	2003FY	2002FY	03/02

Western Europe	606	656	-8%
North America	247	330	-25%
Central and Eastern Europe	90	86	5%
Emerging Mediterranean	121	112	8%
Asia/Pacific	103	100	3%
Latin America & the Caribbean	164	202	-19%
Sub Saharan Africa/Indian ocean/Others	135	120	13%

Total	1,466	1,606	-9%

Page 21 of 30 Total Pages

Aggregates & Concrete

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidiaries)

Pure aggregates before elimination with asphalt & Paving
(millions of tonnes)	2003FY	2002FY	03/02

Western Europe	74.5	71.7	4%
North America	120.6	117.9	2%
Other countries	18.9	17.3	9%

Total	214	206.9	3%

Concrete
(millions of cbm)	2003FY	2002FY	03/02

Western Europe	14.3	14.8	-3%
North America	10.7	10.7	0%
Other countries	9.4	9.9	-5%

Total	34.4	35.4	-3%

Sales after elimination of inter divisional sales by geographical zone of destination
(Millions of euros)		2003FY	2002FY	03/02

Aggregates & related products		2,050	2,196	-7%
Ready-mix concrete & concrete products		2,415	2,572	-6%

Total Aggregates & Concrete		4,465	4,768	-6%
of which	Western Europe	1,845	1,856	-1%
"	North America	2,130	2,405	-11%
"	Other countries	490	507	-3%

Sales before elimination of inter divisional sales by origin
(Millions of euros)		2003FY	2002FY	03/02

Aggregates & related products		2,066	2,213	-7%
Ready-mix concrete & concrete products		2,417	2,574	-6%

Total Aggregates & Concrete (bef elim of inter-comp. sales)		4,483	4,787	-6%
of which	Western Europe	1,854	1,868	-1%
"	North America	2,134	2,410	-11%
"	other countries	495	509	-3%

Operating income on ordinary activities
(Millions of euros)		2003FY	2002FY	03/02

Aggregates & related products		191	246	-22%
Ready-mix concrete & concrete products		92	90	2%

Total Aggregates & Concrete		283	336	-16%
of which	Western Europe	133	148	-10%
"	North America	126	178	-29%
"	other countries	24	10

Divisional overheads

Page 22 of 30 Total Pages

Roofing

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)
	2003FY	2002FY	03/02

Concrete roof tiles (millions of m²)
Western Europe	64.0	65.0	-2%
North America	19.9	18.6	7%
other countries	44.7	43.7	2%

Clay roof tiles (millions of m²)
Western Europe	24.0	23	4%
other countries	1.8	1.7	6%

Chimneys (kms)	2,778	2,715	2%

Sales (after elimination of inter-divisional sales by destination)
(Millions of Euros)	2003FY	2002FY	03/02

Total	1,510	1,538	-2%

Western Europe	1,138	1,162	-2%
Germany	439	448	-2%
Other countries	699	714	-2%
Other countries	372	376	-1%

Sales (before elimination of inter divisional sales by origin)
(Millions of Euros)		2003FY	2002FY	03/02

Total		1,510	1,538	-2%

of which concrete roof tiles	Western Europe	546	553	-1%
"	North America	106	118	-10%
	Other countries	112	121	-7%
of which clay roof tiles		267	255	5%
of which chimneys (1)		174	166	5%
of which other roofing products		305	325	-6%

(1) Including the "other roofing products" of the Chimney business.

Operating income on ordinary activities
(Millions of euros)	2003FY	2002FY	03/02

Total	142	132	8%

Western Europe	105	103	2%
of which Germany	44	33	33%
of which other countries	61	70	-13%
Other countries	37	29	28%

Page 23 of 30 Total Pages

Gypsum

Volumes of gypsum wallboard (adjusted for the contributions of our proportionally consolidated subsidiaries)
(millions of m²)	2003FY	2002FY	03/02

Total	632	560	13%

Sales (after elimination of inter-divisional sales by destination)
(Millions of euros)
	2003FY	2002FY	03/02

Total	1,194	1,146	4%

of which Western Europe	657	604	9%
of which North America	226	245	-8%
of which other countries	311	297	5%

Sales (before elimination of inter divisional sales by origin)
(Millions of euros)
	2003FY	2002FY	03/02

Total	1,204	1,154	4%

of which Western Europe	689	637	8%
of which North America	225	245	-8%
of which other countries	290	272	7%

Operating income on ordinary activities
(Millions of euros)
	2003FY	2002FY	03/02

Total	84	51	65%

of which Europe Occidentale	66	59	12%
of which North America	-14	-28	-50%
of which other countries	32	20	60%

Page 24 of 30 Total Pages

BCI total contribution

Sales
(Millions of euros)	2003FY	2002FY	03/02

By geographical zone of destination

Western Europe	1,018	1,070	-5%
Central and Eastern Europe	11	10	10%
Emerging Mediterranean	27	27	0%
North America	669	753	-11%
Latin America & the Caribbean	184	199	-8%
Sub Saharan Africa/Indian Ocean	240	265	-9%
Asia /Pacific	465	544	-15%

By business line

Cement	2,033	2,240	-9%
Aggregates & Concrete	554	602	-8%
Others	27	26	4%

Total	2,614	2,868	-9%

Estimated effect of exBCI units on Lafarge Group Operating
Income on Ordinary Activities
(Millions of euros)	2003FY	2002FY	03/02

Western Europe	213	225	-5%
North America	67	84	-20%
Central and Eastern Europe
Emerging Mediterranean	4
Asia/Pacific	67	69	-3%
Latin America & the Caribbean	36	40	-10%
Sub Saharan Africa/Indian Ocean/Others	23	14	64%
Divisional overheads	9	8	13%

By business line

Cement	387	406	-5%
Aggregates & Concrete	23	26	-12%
Others	9	8	13

Total	419	440	-5%

Page 25 of 30 Total Pages

BCI contribution Cement

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)
(millions of tonnes)	2003FY	2002FY	03/02

Western Europe	12.7	13.2	-4%
Central and Eastern Europe	0.4	0.3	33%
Emerging Mediterranean	1	0.6	–
North America	5.2	4.9	6%
Latin America & the Caribbean	1.3	1.3	0%
Sub Saharan Africa/Indian Ocean	3.6	4.0	-10%
Asia/Pacific	9.7	8.9	9%

Total	33.9	33.2	2%

Sales after elimination of intra company transactions / by geographical zone of destination
(Millions of euros)	2003FY	2002FY	03/02

Western Europe	935	986	-5%
Central and Eastern Europe	11	10	10%
Emerging Mediterranean	27	26	4%
North America	374	441	-15%
Latin America & the Caribbean	67	80	-16%
Sub Saharan Africa/Indian ocean/Others	240	265	-9%
Asia/Pacific	379	432	-12%

Total consolidated sales	2,033	2,240	-9%

Estimated effect of exBCI units on Lafarge Group Operating Income on Ordinary Activities
(Millions of euros)	2003FY	2002FY	03/02

Western Europe	210	223	-6%
North America	52	65	-20%
Central and Eastern Europe	0	0
Emerging Mediterranean	4	0
Asia/Pacific	67	69	-3%
Latin America & the Caribbean	31	35	-11%
Sub Saharan Africa/Indian ocean/Others	23	14	64%

Total	387	406	-5%

Page 26 of 30 Total Pages

BCI contribution Aggregates & Concrete

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidiaries)

Aggregates
(millions of tonnes)	2003FY	2002FY	03/02

Western Europe	0.2	0.2	0%
North America	11.4	10.1	13%
Other countries	3.1	2.3	35%

Total	14.7	12.6	17%

Concrete
(millions of cbm)	2003FY	2002FY	03/02

Western Europe	1.4	1.4	0%
North America	2.4	2.3	4%
Other countries	4.9	4.9	0%

Total	8.7	8.6	1%

Sales after elimination of intra company transactions / by geographical zone of destination
(Millions of euros)		2003FY	2002FY	03/02

Aggregates & related products		66	69	-4%
Ready-mix concrete & concrete products		488	533	-8%

Total Aggregates & Concrete		554	602	-8%
of which	Western Europe	71	73	-3%
"	North America	295	312	-5%
"	Other countries	188	217	-13%

Estimated effect of exBCI units on Lafarge Group Operating Income on Ordinary Activities
(Millions of euros)		2003FY	2002FY	03/02

Aggregates & related products		13	17	-24%
Ready-mix concrete & concrete products		10	9	11%

Total Aggregates & Concrete		23	26	-12%
of which	Western Europe	3	2	50%
"	North America	15	19	-21%
"	Other countries	5	5	0%

Page 27 of 30 Total Pages

Group figures: Capital and development expenditure Analysis of cash-flow statement

	2003FY

	Sustaining	Internal	External
	CAPEX	Development	Development	Total CAPEX

Purchase of property, plant and equipment	536	213	115	864
Investments in consolidated companies	0	0	218	218
Investments in non consolidated companies	0	0	102	102

Total	536	213	435	1,184

Page 28 of 30 Total Pages

Group figures: incremental pension costs

Operating income on ordinary activities: incremental pension costs
(Millions of euros)	2003FY

By business line
Holding level	62
Cement	21
Aggregates & Concrete	15
Gypsum	1

Total Operating Income on ordinary activities	99

Page 29 of 30 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 27th, 2004	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

Page 30 of 30 Total Pages